UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 33-14058
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baker 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

BAKER 401(k) PLAN
Financial Statements and Additional Information
December 31, 2008 and 2007

BAKER 401(k) PLAN

December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

Supplementary Financial Information

Schedule of Assets Held for Investment Purposes at the End of Year	13-14
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Baker 401(k) Plan
Moon Township, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Baker 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, PA
May 21, 2009

BAKER 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007

ASSETS
Contributions receivable	$—	$549,995

Investments in common stock of Michael Baker Corporation	37,421,016	39,710,824
Investments in mutual funds	155,189,909	218,998,987
Investment in common-collective trust fund	2,153,571	1,032,215
Participant loans (market value approximates cost)	2,738,298	2,536,273

Total investments	197,502,794	262,278,299

Total assets	197,502,794	262,828,294

Net assets available for benefits at fair value	197,502,794	262,828,294

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	116,167	—

Net assets available for benefits	$197,618,961	$262,828,294

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2008	2007

(Reductions)/Additions to net assets attributed to
Investment (loss)/income
Interest and dividends	$6,473,225	$13,010,913
Net (depreciation)/appreciation in fair value of investments	(81,323,736)	33,617,491

Total investment (loss)/income	(74,850,511)	46,628,404

Participant contributions	17,324,081	15,748,807
Participant rollovers	2,155,904	1,968,526
Employer contributions	6,830,075	6,237,393

Total contributions	26,310,060	23,954,726

Total (reductions)/additions	(48,540,451)	70,583,130

Deductions from net assets attributed to
Participant withdrawals	16,660,923	24,906,580
Administrative fees	7,959	16,994

Total deductions	16,668,882	24,923,574

Net (decrease)/increase in net assets	(65,209,333)	45,659,556

Net assets available for benefits, beginning of year	262,828,294	217,168,738

Net assets available for benefits, end of year	$197,618,961	$262,828,294

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of the Plan

General

The following description of the Baker 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Part-time and temporary employees are required to work 1,000 hours, during their first year of employment or any calendar year thereafter, before becoming eligible to join the plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2008 and 2007, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation of $15,500 which was established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $230,000 in 2008 or $225,000 in 2007. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitations established by the IRS.

Company Matching Contributions

In 2008 and 2007, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime) contributed by each participant except for the Company’s Energy Segment (“Energy”) employees, for which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary (including commissions, but excluding overtime, except for Energy employees regularly scheduled to work over 40 hours per week, who are matched on overtime up to a maximum of 84 hours per biweekly pay period).

Of the Company’s matching contributions, 25 percent was invested in the Company’s common stock in 2008 and 2007. The remaining 75 percent was invested in accordance with the participant’s investment elections for participant contributions.

The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan. A discretionary contribution of $549,995 was made for 2007. No discretionary contribution was made for 2008.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

All of the Company’s matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s matching contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.

Distributions

The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding ten years. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.

Participant Loans

A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. Interest rates on outstanding notes receivable ranged from 5 percent to 10.50 percent at December 31, 2008. Interest rates applicable to Plan loans are typically the Prime rate, as published in the Wall Street Journal, plus one percent. Interest rates may be capped for certain Plan participants. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

Forfeited Accounts

For the years ended December 31, 2008 and 2007, forfeited non-vested accounts totaled $408,076 and $687,389, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2008 and 2007, employer contributions were reduced by $394,942 and $665,812, respectively, as a result of forfeited non-vested accounts. As of December 31, 2008 and 2007, forfeiture credit balances totaled $35,978 and $23,859, respectively. The forfeiture credit balance will be used to reduce future employer contributions.

Common Stock

The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 1,013,816 shares (cost of $14,054,471) and 966,173 shares (cost of $11,544,654) at December 31, 2008 and 2007, respectively. Participants have the ability to divest themselves of the Company’s common stock acquired via the Company’s matching contributions after they are vested. As of

December 31, 2008 and 2007, there were 297,522 and 269,200 shares of the Company’s common stock, respectively, that were vested, with associated fair values of $10,982,613 and $11,065,251, respectively.

Investment Options

Each participant may direct Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Fidelity Retirement Money Market Portfolio (primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities), the Fidelity Managed Income Portfolio (invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described in the prospectus), PIMCO Total Return Fund — Institutional Class (invests in all types of bonds, including U.S. government, corporate, mortgage and foreign), Vanguard Total Bond Market Index Fund — Investor Shares (the fund attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market), Dodge & Cox Balanced Fund (invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories), T. Rowe Price Equity Income Fund (invests at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation), Spartan U.S. Equity Index Fund — Investor Class (normally invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States), American Funds The Growth Fund of America — Class R5 (a diversified portfolio consisting primarily of common stocks), Fidelity Contrafund (invests primarily in common stocks), Fidelity Growth Company Fund (invests primarily in common stocks), Spartan Extended Market Index Fund — Investor Class (normally invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small to mid-capitalization U.S. companies), Loomis Sayles Small Cap Value Fund — Institutional Class (seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential), The Hartford Small Company Fund — Class Y (primarily invests under normal circumstances at least 80% of its assets in common stocks of small capitalization companies), American Funds New Perspective Fund — Class R5 (invests primarily in stocks of established companies located all over the world, including the United States), Fidelity International Discovery Fund (normally invests primarily in foreign securities), Spartan International Index Fund — Investor Class (normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index) which represents the performance of developed stock markets outside the United States and Canada), and Fidelity Freedom Funds (each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds).

Plan Administration and Fees

The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel and the independent registered public accounting firm. Certain distribution processing fees charged by Fidelity are deducted from the respective participant account balances.

2.	Summary of Significant Accounting Policies

Basis of Accounting

Fidelity performs the recordkeeping function for the Plan. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Investments

Investments of the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and the common collective trust represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2008 and 2007. Units held in the common collective trust are valued at the unit value as reported by the investment manager as of December 31, 2008 and 2007.

The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Plan’s assets included approximately 11 percent of the Company’s outstanding shares of common stock; therefore, such valuation might be subject to significant fluctuations in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.

The difference between the cost and current market value of investments purchased since the beginning of the period as well as the decrease or increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net (depreciation)/appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

Participant loans are stated at cost, which approximates fair value.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. After approval by the Board of Directors of Michael Baker Corporation, discretionary contributions are accrued in the period they are earned.

Distributions

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident.

Concentration of Risk

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. As of January 1, 2008, the Plan has adopted SFAS 157, “Fair Value Measurements”. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

Reclassifications

A reclassification has been made to prior year’s Statements of Net Assets Available for Benefits in order to conform to the current year presentation. A balance of $1,032,215 was reclassified from the “Investments in mutual funds” to the “Investment in common-collective trust fund” caption in the Plan’s Statements of Net Assets Available for Benefits as of December 31, 2007.

3.	Investments

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2008 and 2007 respectively:

	2008	2007

Michael Baker Corporation Common Stock*	$37,421,016	$39,710,824
PIMCO Total Return Fund — Institutional Class	16,541,704	13,562,997
Fidelity Retirement Money Market Portfolio	16,420,150	12,433,401
Fidelity Contrafund	16,044,380	25,914,601
Fidelity International Discovery Fund	14,912,603	28,399,477
American Funds The Growth Fund of America — Class R5	13,899,080	23,138,529
Fidelity Growth Company Fund	13,681,705	23,586,298
Dodge & Cox Balanced Fund	$12,310,199	$19,321,003

*	Includes non-participant directed investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(81,323,736) and $33,617,491 during 2008 and 2007, respectively. These changes are as follows:

	2008	2007

Mutual funds	$(78,163,244)	$8,626,370
Common stock	(3,160,492)	24,991,121

Net (depreciation)/appreciation in fair value of investments	$(81,323,736)	$33,617,491

Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

Michael Baker Corporation Common Stock	2008	2007

Net assets available for benefits, beginning of year	$39,710,824	$33,845,129
Changes in net assets:
Contributions	2,852,696	2,413,834
Interest	43,663	46,942
Net (depreciation)/appreciation in fair value of investment	(3,160,492)	24,991,121
Benefits paid to participants	(1,594,446)	(4,998,171)
Transfers to participant-directed investments	(427,616)	(16,573,973)
Fees	(3,613)	(14,058)

Net assets available for benefits, end of year	$37,421,016	$39,710,824

As of December 31, 2008 and 2007, the Plan held 716,294 and 696,973 shares, respectively, of non-vested Michael Baker Corporation common stock. These non-vested shares were valued at $26,438,403 and $28,645,573 as of December 31, 2008 and 2007, respectively.

4.	Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated December 10, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). On January 21, 2009, the Plan made clarifying amendments as part of the favorable tax determination letter process. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Fair Value Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under SFAS No. 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the provisions of SFAS No. 157 as of January 1, 2008.

Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

• Level 1 — Quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the common stock of Michael Baker Corporation as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices are readily available.
• Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the common collective trust and participant loans represent a Level 2 valuation.
• Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that it has no Level 3 investments.
In accordance with SFAS No. 157, the following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements at December 31, 2008
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock of Michael Baker Corporation	$37,421,016	$37,421,016	$—	$—
Mutual Funds	155,189,909	155,189,909	—	—
Common collective trust fund	2,153,571	—	2,153,571	—
Participant Loans	2,738,298	—	2,738,298	—

Total Investments	$197,502,794	$192,610,925	$4,891,869	$—

Percent to total	100%	98%	2%	—%

7.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.

One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

8.	Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. A reconciliation between the 2008 and 2007 financial statements and Form 5500 is as follows:

	2008	2007

Net Assets:
Total net assets per Form 5500, Schedule H	$197,618,961	$262,278,299
Plus: Contribution receivable	—	549,995

Total net assets per financial statements	$197,618,961	$262,828,294

Contributions:
Total contributions per Form 5500, Schedule H	$26,860,055	$23,404,731
(Less) /plus: Contribution receivable	(549,995)	549,995

Total contributions per financial statements	$26,310,060	$23,954,726

BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Attachment to Schedule H, Part IV, Line 4(i)
Schedule of Assets Held for Investment Purposes at the End of Year

		Cost of	Current
Identity of Issuer	Description of Investment	Asset***	Value

Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$14,054,471	$37,421,016

PIMCO Funds Distributors LLC	PIMCO Total Return Fund — Institutional Class		$16,541,704

Fidelity Investments*	Fidelity Retirement Money Market Portfolio		$16,420,150

Fidelity Investments*	Fidelity Contrafund		$16,044,380

Fidelity Investments*	Fidelity International Discovery Fund		$14,912,603

American Funds	American Funds The Growth Fund of America — Class R5		$13,899,080

Fidelity Investments*	Fidelity Growth Company Fund		$13,681,705

Dodge & Cox	Dodge & Cox Balanced Fund		$12,310,199

T. Rowe Price	T. Rowe Price Equity Income Fund		$7,190,383

American Funds	American Funds New Perspective Fund — Class R5		$6,443,641

Loomis Sayles	Loomis Sayles Small Cap Value Fund — Institutional Class		$6,048,559

Hartford Investment Financial Services, LLC	The Hartford Small Company Fund — Class Y		$5,842,690

Fidelity Investments*	Spartan U.S. Equity Index Fund — Investor Class		$4,064,712

Fidelity Investments*	Fidelity Freedom Fund 2040		$3,023,978

Fidelity Investments*	Fidelity Freedom Fund 2025		$2,964,605

Fidelity Investments*	Fidelity Freedom Fund 2035		$2,470,774

Fidelity Investments*	Fidelity Freedom Fund 2030		$2,373,464

Fidelity Investments*	Fidelity Managed Income Portfolio****		$2,269,738

Fidelity Investments*	Fidelity Freedom Fund 2020		$2,224,798

Fidelity Investments*	Fidelity Freedom Fund 2015		$2,043,174

(Continued)
BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Attachment to Schedule H, Part IV, Line 4(i)
Schedule of Assets Held for Investment Purposes at the End of Year

		Cost of	Current
Identity of Issuer	Description of Investment	Asset***	Value

Fidelity Investments*	Fidelity Freedom Fund 2010		$1,403,295

The Vanguard Group	Vanguard Total Bond Market Index Fund — Investor Shares		$1,385,090

Fidelity Investments*	Spartan Extended Market Index Fund — Investor Class		$974,101

Fidelity Investments*	Fidelity Freedom Fund 2045		$909,962

Fidelity Investments*	Spartan International Index Fund — Investor Class		$775,842

Fidelity Investments*	Fidelity Freedom Fund 2050		$693,734

Fidelity Investments*	Fidelity Freedom Fund 2005		$237,854

Fidelity Investments*	Fidelity Freedom Income Fund		$208,702

Fidelity Investments*	Fidelity Freedom Fund 2000		$86,608

Fidelity Investments*	Cash balance		$14,122

Various Participants*	Participant Loans have interest rates that range from 5%-10.50% with maturities extending to 2023.		$2,738,298

			$197,618,961

*	Party-in-interest

**	Includes non-participant directed investments

***	Disclosure of cost not required for participant directed investments

****	Stated at contract value

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MICHAEL BAKER CORPORATION BAKER 401(K) PLAN
Date: May 21, 2009	By:	/s/ Michael J. Zugay
Michael J. Zugay
Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan Sponsor

Exhibits Index
The following exhibit is included herewith as a part of this Report:

Exhibit No.	Description

23.1	Consent of independent registered public accounting firm.